UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: December 22, 2008
Commission File Number: 001-33328
XINHUA FINANCE MEDIA LIMITED
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

XINHUA FINANCE MEDIA LIMITED
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

2

EXPLANATORY NOTE
     Xinhua Finance Media Limited’s major shareholder, Xinhua Finance Limited, has issued the press release that is filed under this Form 6-K as Exhibit 99.1.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: December 22, 2008

Exhibit 99.1
[For Immediate Release]
XFL (TSE: 9399) to convert Class B to Class A Common Shares in Subsidiary XFMedia
Company relinquishes control vote rights
SHANGHAI, December 22, 2008 — Xinhua Finance Limited (“XFL”, or “the Company”, TSE Mothers: 9399 and OTC: XHFNY) today announced that it will convert its ownership interest in its subsidiary Xinhua Finance Media (“XFMedia”, NASDAQ: XFML) from class B common shares (“Class B Shares”) to class A common shares (“Class A Shares”), thus relinquishing its super voting rights in XFMedia. The change will be effective as at December 31st, 2008. XFMedia’s Class A Shares trade on the Nasdaq Global Market in the form of ADSs under the symbol “XFML”.
The Class B Shares held by XFL are common shares, and have ten votes per share, compared with one vote per share for Class A Shares, and have given XFL control of approximately 82% of the voting rights in XFMedia. Other than the enhanced voting rights of the Class B Shares, the rights of the two classes of shares are identical. After the Class B Shares have been converted into Class A Shares, XFL will hold and be entitled to vote approximately 32% of the outstanding Class A Shares, and there will be no other Class B Shares outstanding. The 32 % beneficial interest of XFMedia held by XFL before and after this conversion will remain unchanged.
Mr. Jae Lie, CEO of XFL, commented “Conversion of the Class B Shares to Class A Shares will enable XFL to deconsolidate XFMedia and all of its subsidiaries which will significantly reduce XFL’s ongoing accounting, audit, and legal costs. In addition, through this change, XFL will eliminate the implied control discount which could lift the value of the Class A Shares including the Class A Shares to be held by XFL after the conversion. Further, this change will improve transparency by providing investors with a clearer picture of XFL and its economic interest in XFMedia, which reflects the increasing independence of the two companies.”
Ms. Fredy Bush, CEO of XFMedia commented, “The change from Class B to Class A common shares of our largest shareholder offers us more flexibility going forward. While XFL will decrease their costs, XFMedia will be offered the opportunity to more readily execute financial and operating decisions which could greatly improve shareholder value.”
End

For more information:
Contacts for XFL:
Media Contact: Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinance.com
IR Contact: Charles Lau, +852 3196 3779, charles.lau@xinhuafinance.com
Contacts for XFMedia:
Media Contacts:
Joy Tsang, XFMedia, +86 21 6113 5999, joy.tsang@xfmedia.cn
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contacts:
Edward Liu, XFMedia, +86 21 6113 5978, edward.liu@xfmedia.cn
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774,
info@amcapventures.com
About Xinhua Finance Limited
Xinhua Finance Limited (“XFL”) is China’s premier financial information service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China’s financial markets and the world, Xinhua Finance’s proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide.
About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about managements beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form -20-F, and XFL’s filings with the Tokyo Stock Exchange, including its Securities Report. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information, except as required under applicable law.